Exhibit 99.1

New Gold Announces Completion of Schedule 2 Amendment

TORONTO, Sept. 28, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) is pleased to report that the amendment to Schedule 2 of the Metal Mining Effluent Regulations, required to close two small creeks and deposit tailings at the Rainy River project, has become effective.

Consistent with New Gold's plan, the company began processing ore on schedule on September 14, 2017.  Since that date, the company has successfully processed over 150,000 tonnes of ore, including an average of approximately 20,000 tonnes per day over the last four days.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/September2017/28/c5369.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 07:00e 28-SEP-17